gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 22, 2006

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A2

File No.: 333-130768

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the First Amendment filing or represent an updating of material previously filed to reflect any developments in Technology Integration Group’s business.  The unaudited financial statements have been updated from September 30, 2005 to December 31, 2005.  The paragraph numbers below correspond to the numbered comments in your February 15, 2006 letter of comment.

Risk Factors

FSI has limited financial resources

1.

We added the disclosure requested concerning the level of cash needed. We also modified slightly the corresponding disclosure on page 23. Page 2

Management’s Discussion and Analysis

Operations

2.

We have, as requested disclosed the names of customers/clients. We disclosed that Client A is SIG Consulting Group, an unaffiliated consulting firm to which we outsource most work obtained by us. Client B is American Oriental Bioengineering, Inc., for which Mr. Patti serves as an independent director. We made comparable disclosures in Business.  Page 17

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 22, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A2

File No.: 333-130768

Liquidity

3.

We have clarified our disclosure about cash requirements. Page 19

Business

4.

We have removed references to engagements performed by Mr. Patti at the previous firms controlled by him. As indicated in Item 2 above, we have provided the names of our customers. Pages 24 through 26

Report of Independent Registered Public Accounting Firm

5.

We have included a revised report from our auditors.  Page F-1

Balance Sheet for Fiscal Year Ended June 30, 2005

6.

We have indicated that the balance sheet has been restated.  Page F-2

Statements of Stockholders’ Equity for the Fiscal Years Ended June 30, 2005 and 2004

7.

We have indicated that the Statement of Stockholders’ Equity has been restated.  Page F-4

Notes to the Financial Statements, June 30, 2005 and 2004

8.

We have added Footnote 8.   Page F-11

Balance Sheet for the Three Months Ended September 30, 2005

9.

The balance sheet as of September 30, 2005 has been replaced by a balance sheet as of December 31, 2005 which has not been previously issued or restated. Page F-12

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 22, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A2

File No.: 333-130768

Statement of Cash Flows for the three months ended September 30, 2005 and 2004

10.

The Statement of Cash Flows for the three months ended September 30, 2005 and 2004 has been replaced by a Statement of Cash Flows for the six months ended December 31, 2005 and 2004 which has not been previously issued or restated.  Page F-14

Notes to the Financial Statements, September 30, 2005

11.

The financial statements and notes for the three months ended September 30, 2005 and 2004 have been replaced by financial statements and notes for the six months ended December 31, 2005 and 2004 which have not been previously issued or restated.  Page F-15

Item 28 - Undertakings

12.

Undertakings have been revised to conform with the new undertakings required by Item 512(g) of Regulation S-B.  Pages 46 through 50

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Technology Integration Group, Inc.

Most & Company, LLC

_____________________________________________________________________________